
May 13, 2020

Alice Givens
General Counsel
Ruth's Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100
Winter Park, FL 32789

> **Re: Ruth's Hospitality Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2020**
> **File No. 333-238138**

Dear Ms. Givens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James Rowe, Esq.